Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Ventas, Inc.:

We consent to the use of our reports dated September 4, 2014 with respect to the consolidated balance sheets of Ventas Inc. as of December 31, 2013 and 2012 and the related consolidated statements of income, comprehensive income, equity and cash flows for the years ended December 31, 2013 and 2012, respectively, the 2013 and 2012 information in financial statement Schedule III, and the effectiveness of internal control over financial reporting as of December 31, 2013, incorporated by reference herein and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Chicago, Illinois
December 5, 2014